Cormark Securities (USA) Limited

Statement of financial condition

[Expressed in U.S. dollars]

March 31, 2026

With

Report and supplementary report of independent registered public accounting firm



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Cormark Securities (USA) Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cormark Securities (USA) Limited as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cormark Securities (USA) Limited as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cormark Securities (USA) Limited's management. Our responsibility is to express an opinion on Cormark Securities (USA) Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cormark Securities (USA) Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cormark Securities (USA) Limited's auditor since 2026.
New York, New York
June 14, 2026

Cormark Securities (USA) Limited

Statement of financial condition
[Expressed in U.S. dollars]

As at March 31

	2026
	$
Assets	
Cash	1,011,020
Cash segregated under federal and other regulations *[note 4]*	5,000,000
	6,011,020
Due from broker *[note 5]*	1,805,978
Accounts receivable	12,880
Total assets	7,829,878
Liabilities and stockholder's equity	
Liabilities	
Due to broker *[note 5]*	1,688,069
Due to parent *[note 5]*	217,760
Accounts payable	2,956
Total liabilities	1,908,785
Stockholder's equity	
Capital stock *[note 7]*	4,350,000
Retained earnings	2,400,824
Accumulated other comprehensive loss	(829,731)
Total stockholder's equity	5,921,093
	7,829,878

See accompanying notes

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, ATB Cormark Capital Markets Corp. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts.

The Company is a wholly-owned subsidiary of ATB Cormark Capital Markets Corp., a Canadian owned investment dealer. ATB Cormark Capital Markets Corp. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies and basis of presentation

The Company changed its year-end from December 31 to March 31 to align with the fiscal period of the Parent. These financial statements have been prepared for the 15-month period ended March 31, 2026.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services provided to US institutional clients. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the client. Commissions earned are typically collected from the clearing brokers utilized by the Company on a monthly basis.

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

The company had receivables related to revenue from contracts with customers of $175,550 at December 31, 2024 and $125,083 at March 31, 2026, respectively.

Other revenue includes an allocation from the Parent of net revenue received by the Parent on Parent led U.S. Offerings. Other revenue is earned upon successful completion of the transaction. The performance obligation is satisfied at a point in time upon closing to the Parent let offering. The allocation to the Company is based on sales made to institutional clients of the Company and is typically collected from the Parent on a monthly basis, when applicable.

Financial assets and liabilities

Balances due to clients are recorded as liabilities. Balances due from brokers and due from the parent are recorded as receivables. These balances are reported at amortized cost on the statement of financial condition. Due to the short-term nature of these instruments, carrying value approximates fair value.

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification, *Fair Value Measurements and Disclosures ["ASC 820"]*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification Topic 740, Income Taxes ("ASC 740") which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income (loss).

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer providing agency transactions to clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ["CODM"], who uses net income to evaluate the results of the business. Additionally, CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.

3. Changes in accounting standards

Standards adopted during the year

ASU No. 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures

The Company adopted ASU 2023-09 effective January 1, 2025. The amendments enhance transparency of income tax disclosures, including rate reconciliation and income taxes paid by jurisdiction. The adoption of this standard did not have a material impact on the Company's financial statements.

4. Cash on deposit

Cash on deposit of $5,000,000 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999, amended October 1, 2011 and renewed and updated October 1, 2021 the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading, operating and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of operations and comprehensive income as variable compensation. The Company receives an allocation from the

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

Parent of net revenue received by the Parent on Parent led U.S. Offerings, included in other revenue. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation. The operating agreement results in the Parent receiving substantially all residual profits of the Company through variable compensation arrangements. This structure results in minimal net income being retained by the Company.

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Condition. This balance of $217,760 is payable on demand and is non-interest bearing.

As at March 31, 2026, $1,680,895 was payable to the Company's Parent for securities related transactions, which is included as a component of due to broker on the accompanying statement of financial condition. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the 15 months ended March 31, 2026 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2026
	$
4,550,001 common shares	4,350,000

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at March 31, 2026, the Company had net capital of $5,859,251 which was $5,609,251 in excess of the required net capital of $250,000.

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

9. Subsequent events

The Company has evaluated subsequent events through June 14, 2026 and has noted no significant events since the date of the statement of financial condition.